EXHIBIT 99.6

ALAMOS GOLD INC.

December 31, 2010 and 2009

(stated in thousands of United States dollars)

INDEX

Management’s responsibility for financial reporting

Independent auditors’ report

Consolidated Financial Statements

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations and Comprehensive Income

•	Consolidated Statements of Changes in Shareholders’ Equity

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

March 10, 2011

John A. McCluskey
President and Chief Executive Officer

Jon Morda, CA
Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Alamos Gold Inc.

We have audited the accompanying consolidated financial statements of Alamos Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alamos Gold Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountant
Licensed Public Accountant

Toronto, Canada
March 10, 2011

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(stated in thousands of United States dollars)

	Note Ref.	December 31, 2010	December 31, 2009
A S S E T S
Current Assets
Cash and cash equivalents		$146,334	$160,682
Short-term investments		41,846	26,200
Amounts receivable	6	5,749	2,369
Advances and prepaid expenses		3,136	1,058
Available-for-sale securities	5,7	9,380	-
Held-for-trading securities	5,7	1,094	-
Inventory	8	25,225	20,026

		232,764	210,335
Mineral property, plant and equipment	9	295,619	149,947

		$528,383	$360,282

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	10	$14,393	$11,179
Income taxes payable	14	3,373	1,988
Current portion of other liabilities	11	428	370

		18,194	13,537

Future income taxes	14	42,784	20,354
Asset retirement obligations	12	7,731	5,432
Other liabilities	11	677	759

Total Liabilities		$69,386	$40,082

S H A R E H O L D E R S’ E Q U I T Y
Share capital	13	$326,119	$251,752
Contributed surplus		17,314	10,114
Accumulated other comprehensive income (loss)		(960)	-
Retained earnings		116,524	58,334

		458,997	320,200

		$528,383	$360,282

Commitments and Contingencies	18

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board

John A. McCluskey	Paul Murphy
President and Chief Executive Officer	Director

    ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2010 and 2009

(stated in thousands of United States dollars, except per share amounts)

	Ref.	2010	2009
OPERATING REVENUES
Gold sales		$189,272	$171,430

OPERATING EXPENSES
Mining and processing		46,560	49,563
Royalties		9,090	8,641
Amortization		20,753	22,783
Exploration		7,594	5,717
Corporate and administrative		9,036	6,318
Stock-based compensation		13,300	5,850
Accretion		460	344
Employee future benefits		151	(229)

		106,944	98,987

EARNINGS FROM OPERATIONS		82,328	72,443
Interest income		1,510	1,117
Foreign exchange gain		294	2,213
Other gain (net)	15	9,393	2,472

Earnings before income taxes		93,525	78,245
Income taxes
- Current expense		(23,410)	(15,010)
- Future expense		(4,430)	(7,273)

Earnings		$65,685	$55,962
Other comprehensive income
- Unrealized loss on securities		(960)	-
- Reclassification of realized losses on available-for-sale securities included in earnings		-	693

Comprehensive income		$64,725	$56,655

Earnings per share
– basic		$0.57	$0.52

– diluted		$0.56	$0.51

Weighted average number of common shares outstanding

- basic		115,183,000	106,765,000

- diluted		116,907,000	108,749,000

The accompanying notes form an integral part of these consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009

(stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity
Balance at December 31, 2008	96,527,408	$167,920	$10,108	$(693)	$2,372	$179,707
Stock-based compensation	-	-	5,850	-	-	5,850
Shares issued on exercise of options	2,912,700	21,656	(5,844)	-	-	15,812
Shares issued on financing	10,410,000	62,176	-	-	-	62,176
Earnings	-	-	-	-	55,962	55,962
Other comprehensive income	-	-	-	693	-	693
Balance at December 31, 2009	109,850,108	$251,752	$10,114	$-	$58,334	$320,200

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income/(loss)	Retained earnings	Total Shareholders’ Equity
Balance at December 31, 2009	109,850,108	$251,752	$10,114	$-	$58,334	$320,200
Stock-based compensation	-	-	13,300	-	-	13,300
Shares issued on exercise of options	2,489,900	23,737	(6,100)	-	-	17,637
Shares issued on acquisition (note 4)	4,000,000	50,630	-	-	-	50,630
Dividends	-	-	-	-	(7,495)	(7,495)
Earnings	-	-	-	-	65,685	65,685
Other comprehensive income (loss)	-	-	-	(960)	-	(960)
Balance at December 31, 2010	116,340,008	$326,119	$17,314	$(960)	$116,524	$458,997

  The accompanying notes form an integral part of these consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009

(stated in thousands of United States dollars)

	2010	2009
Cash provided by (used in):
Operating Activities
Earnings	$65,685	$55,962
Adjustments for items not involving cash:
Amortization	20,753	22,783
Accretion	460	344
Employee future benefits	151	(229)
Unrealized foreign exchange gain	(311)	(1,308)
Future income taxes	4,430	7,273
Write-down and loss on disposal of assets	1,598	-
Realized gain on sale of securities	-	(2,134)
Gain on settlement	(11,565)	-
Stock-based compensation	13,300	5,850
Other	295	-
Changes in non-cash working capital:
Fair value of forward contracts	715	-
Amounts receivable	(16,635)	(7,549)
Inventory	(4,630)	5,124
Advances and prepaid expenses	(1,892)	(422)
Accounts payable, taxes payable and accrued liabilities	17,294	9,913

	89,648	95,607

Investing Activities
Proceeds on sale of securities	-	7,058
Purchase of securities	(124)	(3,882)
Acquisition of Turkish properties	(40,180)	-
Short-term investments (net)	(15,646)	(26,200)
Proceeds on sale of equipment	1,412	-
Mineral property, plant and equipment	(60,930)	(36,578)

	(115,468)	(59,602)

Financing Activities
Common shares issued	17,637	77,988
Dividends paid	(7,495)	-

	10,142	77,988

Effect of exchange rates on cash and cash equivalents	1,330	2,910

Net (decrease) increase in cash and cash equivalents	(14,348)	116,903
Cash and cash equivalents - beginning of year	160,682	43,779

Cash and cash equivalents - end of year	$146,334	$160,682

Supplemental information:
Interest paid	$-	$-
Income taxes paid (note 6)	$8,300	$3,400

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly-owned subsidiaries (the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine (the “Mine”) and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, in January 2010, the Company acquired the Agi Dagi and Kirazli gold development projects in Turkey (note 4).

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada. The United States dollar is both the functional and reporting currency of the Company. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include amortization, mineral property, plant and equipment, inventory, asset retirement obligations, property acquisition obligations, employee future benefits, accrued liabilities, stock-based compensation, income taxes and contingencies. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned primarily from the sale of gold and is recognized when refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal for each delivery. Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings.

Inventory

Inventory which includes gold-in-process, dore and parts and supplies, is stated at the lower of cost or net realizable value.

(i)	Dore represents a bar containing predominantly gold by value which must be refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

(ii)	In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore, consisting primarily of gold by value. In-process inventories are composed of ore in stockpiles and ore on leach pads. Ore in stockpiles represents mined ore which requires crushing or screening before being placed on the leach pads. Leach pad ore represents mined ore which has been stacked on an impermeable pad and permeated with chemical solutions to dissolve precious metals and channel the resulting gold-bearing solutions to a plant for recovery of gold in the form of dore bars.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment allocable to that stage of the process. Operating costs at each stage of the process are recognized when incurred. Amortization of mineral property, plant and equipment associated with each stage of the process is added periodically. When physical quantities are transferred from one stage of the process to another, associated accumulated costs are also transferred based on average cost per recoverable ounce of gold contained in that inventory at the time of transfer. The amount of recoverable gold contained in in-process inventory is estimated based on the tonnes and grade of ore placed on the pad and metallurgical recoveries based on testing and ongoing monitoring of the rate of gold recoveries. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

(iii)	Parts and supplies inventory is valued at the lower of average cost and replacement cost.

Mineral property, plant and equipment

a) Mineral property acquisition and mine development costs:

The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The costs of acquiring these interests are capitalized as mineral property acquisition costs.

Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. Mine development costs related to current period production are charged to operations as incurred.

Interest and amortization of deferred financing charges on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs.

Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are capitalized.

b) Plant and equipment:

Plant and equipment is stated at cost less accumulated amortization. Plant and equipment is amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

c) Impairment

The carrying values of mineral property, plant and equipment are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the related mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to operations. Estimated future cash flows of a mine or development property include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of a mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices, production levels, capital, reclamation costs and income taxes. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Foreign currency translation

Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at exchange rates prevailing in the transaction period, with the exception of inventory transfers and amortization which are translated at historical exchange rates. All exchange gains and losses are included in the determination of earnings.

Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with maturities of three months or less at the date of acquisition, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments, which represent highly liquid investments with maturities of three months or longer at acquisition, are recorded at cost, which approximates fair value.

Financial instruments and financial risk

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments. The non-current portion of the Company’s property acquisition obligation liability (note 11) is discounted using rates that result in fair value approximating book value.

The Company may enter into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in foreign exchange rates. The Company may also enter into forward gold sale transactions. These forward contracts are marked-to-market and recognized in the consolidated financial statements at their fair value.

Financial assets are classified into one of four categories:

•	Held-for-trading (“HFT”);

•	Held-to-maturity (“HTM”);

•	Available for sale (“AFS”); and,

•	Loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) HFT financial assets

Financial assets are classified as HFT when the financial asset is held for trading or it is designated as HFT upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Held for trading financial assets are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified its cash and cash equivalents and investments in warrants as HFT financial assets.

(ii) HTM financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as HTM investments.

(iii) AFS financial assets

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses on AFS securities, are recognized in other comprehensive income and presented within accumulated other comprehensive income in shareholders’ equity. As a result, the assets’ carrying values approximate their fair values.

Impairment losses and interest calculated using the effective interest method are recognized directly in profit or loss rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date. The change in fair value attributable to foreign exchange translation differences of the asset is recognized in other comprehensive income.

(iv) Loans and receivables

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs. Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities, dividend payable, and property acquisition liabilities as other financial liabilities.

Income taxes

The Company accounts for future tax assets and liabilities using the liability method based on the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-based compensation

The Company has a stock-based compensation plan as described in Note 13(c). The Company accounts for stock options using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is charged as an expense or capitalized, depending on the nature of the grant, in the period the options are vested.

Asset retirement obligations

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and will continue to make expenditures to comply with such laws and regulations. Site closure and reclamation costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual site closure and reclamation costs could be materially different from the current estimates. Any change in cost estimates should additional information become available would be accounted for on a prospective basis. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life. Refer to Note 12.

Employee future benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandated accrued benefits payable to employees in the event of termination in certain circumstances. Termination benefits are recognized as an expense and associated liability when the amount can be reasonably estimated at the discounted value of the expected future payments. Refer to Note 11.

Earnings per share

Earnings per share is calculated based on the weighted average number of common shares outstanding during the year. The diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby, plus unrecognized compensation cost, were used to purchase common shares of the Company at the average trading price of common shares during the year.

3. CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that public companies will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The conversion to IFRS will require the Company to change certain accounting policies, systems, internal controls over financial reporting and disclosure controls.

4. ACQUISITION OF TURKISH PROPERTIES

On January 6, 2010, the Company completed the acquisition of the Agi Dagi and Kirazli gold projects (the “projects”) through the purchase of certain Turkish subsidiaries held by Fronteer Development Group Inc. and Teck Resources Limited (the “vendors”).

In accordance with EIC-124, this transaction does not meet the definition of a business combination. Consequently, the transaction has been recorded as an acquisition of an asset.

The Company paid a total of $40 million cash and issued 4 million common shares to the vendors in total consideration for the projects. In addition, a third party has a 2% Net Smelter Return royalty on production from the Agi Dagi project. The total purchase price was $91,334,000 including transaction costs of $704,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the net assets acquired was in excess of the consideration paid and was therefore allocated to the mineral properties, plant and equipment on a pro rata basis.

Assets acquired and liabilities assumed	($000)

Current assets	260
Mineral property, plant and equipment	108,774
Future tax liability	(17,700)
$91,334

Consideration paid	($000)

Cash	40,000
Issuance of shares	50,630
Transaction costs	704
$91,334

5. GAIN ON SETTLEMENT

On June 28, 2010, the Company entered into a preliminary settlement agreement with Primero Mining Corp. (“Primero”), formerly Mala Noche Resources, relating to Primero’s proposed acquisition of the San Dimas mine. The settlement agreement released all parties from any claims. The settlement was finalized on August 6, 2010 upon completion of the acquisition of the San Dimas mine by Primero.

In consideration for relinquishing all claims, the Company received Canadian dollars (“CAD”) $1.0 million cash and 2 million units of Primero (with each unit consisting of one post-consolidation common share and 0.4 of one purchase warrant) relating to the financing which Primero completed on July 20, 2010.

The total consideration, consisting of cash, common shares and warrants, had a fair value of $12.5 million on August 6, 2010, which was recorded in Other gain within the Consolidated Statements of Operations.

The common shares are classified as available for sale, and the warrants are classified as held for trading.

6. AMOUNTS RECEIVABLE

	December 31,	December 31,
	2010	2009

	($000)	($000)

Accounts receivable	1,864	248
Mexican value-added tax	2,460	2,121
Turkish value-added tax	1,425	-

	5,749	2,369

As permitted by Mexican tax law, the Company offset $14.2 million of Mexican value-added tax receivables against its current taxes payable liability in 2010 (2009: $10 million) which is not reflected in the Consolidated Statements of Cash Flows.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Categories of Financial Assets and Liabilities

Financial instruments are classified into one of the following five categories in accordance with GAAP: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets and other financial liabilities. The carrying value of the Company’s financial instruments is classified into the following categories:

	December 31,	December 31,
	2010	2009

	($000)	($000)

Held for trading (1)	188,180	186,882
Derivative instruments designated as held-for-trading (2)	1,094	-
Available for sale (3)	9,380	-
Loans and receivables (note 6)	5,749	2,369
Derivative contracts designated as held-for-trading (4)	(715)	-
Other financial liabilities (5)	(17,820)	(14,038)

(1)

Includes cash of $80.6 million (December 31, 2009 – $101 million), cash equivalents of $65.7 million (December 31, 2009 – $59.7 million) and short-term investments of $41.8 million (December 31, 2009 – $26.2 million). For the year ended December 31, 2010, Interest income on cash and cash equivalents and short term investments was $1.5 million (2009 – $1.1 million)

(2)	Includes the Company’s investment in 800,000 warrants of Primero (note 5) stated at market value at December 31, 2010.
(3)	Includes the Company’s investment in 2,000,000 common shares of Primero (note 5) stated at market value as well as other securities with a market value of $127,000 at December 31, 2010.
(4)

Includes the Company’s foreign currency forward and option contracts and gold option contracts which, for accounting purposes, are not considered to be effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(5)	Includes accounts payable and accrued liabilities, income taxes payable, and property acquisition obligations (note 11).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has determined that available for sale instruments fall within level 1 of the fair value hierarchy, and all other financial instruments outstanding at December 31, 2010 fall within level 2 of the fair value hierarchy.

b) Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At December 31, 2010 and December 31, 2009, the Company had no outstanding gold contracts.

At December 31, 2010, the Company had outstanding contracts to deliver $22 million CAD in exchange for a fixed amount of USD at future dates up to September, 2011, with rates ranging from 1.01:1 to 1.04:1. The mark-to-market loss associated with these contracts at December 31, 2010 was $715,000 (2009: nil).

c) Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including commodity price, foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

Risk management is the responsibility of the corporate finance function. The Company’s corporate finance function identifies, evaluates and, where appropriate, hedges financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

i. Commodity Price Risk

The Company is exposed to commodity price risk associated with the volatility in the market price of gold. Gold prices are affected by factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold can be subject to high levels of short-term volatility due to speculative activities. The Company may enter into derivative financial instruments to manage the Company’s exposure to commodity price risk. However, at this time, the Company has elected not to actively manage its long-term exposure to commodity price risk through the use of derivative financial instruments.

ii. Foreign Exchange Risk

Certain of the Company’s financial assets and liabilities are denominated in Canadian dollars, Mexican pesos or Turkish Lira. In addition, the Company incurs certain operating costs denominated in Canadian dollars, Mexican pesos or Turkish Lira. Accordingly, the Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar, and the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected to offset a portion of its exposure to fluctuations in the Canadian dollar by buying $22 million CAD fixed rate forward contracts. At December 31, 2010, the Company had net Canadian-dollar denominated assets of approximately $27 million. At this level of exposure to fluctuations in the value of the Canadian dollar, a 10% increase (decrease) in the value of the Canadian dollar compared to the United States dollar could result in a net gain/(loss) of approximately $0.5 million.

In addition, corporate and administrative costs associated with the Company’s head office in Toronto are denominated in Canadian dollars. A 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could increase/(decrease) the Company’s reported corporate and administrative costs by approximately $0.7 million annually.

The Company also has exposure to monetary assets and liabilities denominated in Mexican pesos. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Mexican pesos could expose the Company to a foreign exchange gain or loss. The Company partially offsets its balance sheet exposure to changes in the Mexican peso/United States dollar exchange rate by maintaining cash balances in Mexican pesos to offset the portion of its future tax liabilities and taxes payable balances that are denominated in pesos. However, balance sheet exposure remains as it is not possible to fully forecast expected Mexican peso-denominated tax balances at each period end. As a result, at December 31, 2010, the Company had Mexican peso-denominated net liabilities of approximately $17.4 million. A 10% increase (decrease) in the value of the Mexican peso compared to the United States dollar could result in a foreign exchange loss (gain) of approximately $1.7 million.

In addition, transactional foreign exchange gains and losses may result from the Company’s inability to predict the exact timing of peso cash receipts and cash outflows. Due to the recent volatility in the value of the Mexican peso, transactional foreign exchange gains and losses can be significant. If the Mexican peso strengthens against the United States dollar, the Company’s operating costs (as reported in equivalent United States dollars) increase. A 10% decrease (increase) in the value of the Mexican peso compared to the United States dollar could decrease (increase) the Company’s reported mining and processing costs and increase (decrease) reported earnings before income taxes by approximately $2.3 million annually.

Finally, the Company has exposure to monetary assets and liabilities denominated in Turkish Lira. Cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Turkish Lira could expose the Company to a foreign exchange gain or loss. The Company partially offsets its balance sheet exposure to changes in the Turkish Lira/United States dollar exchange rate by maintaining cash and investment balances in Turkish Lira to offset the portion of its future tax liabilities that are denominated in lira. At December 31, 2010, the Company had Turkish Lira-denominated net liabilities of approximately $10.5 million. A 10% increase (decrease) in the value of the Turkish Lira compared to the United States dollar could result in a foreign exchange loss/(gain) of approximately $1.1 million.

iii. Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is not material as the Company has no outstanding debt. As a result of the Company’s minimal exposure to fluctuations in market interest rates, the Company has elected not to enter into interest rate swaps or other active interest rate management programs at this time.

iv. Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The objective of managing counter-party credit risk is to prevent losses in financial assets. The Company assesses the quality of its counter-parties, taking into account their creditworthiness and reputation, past experience and other factors. The Company only enters into forward gold sales contracts with reputable financial institutions.

The carrying value of amounts receivable are reduced through the use of an allowance account (when applicable) and the amount of any allowance is recognized as a loss and included in operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for amounts receivable. The majority of the Company’s receivable balances consist of Mexican and Turkish value-added tax recoverable claims. The Company is exposed to credit risk in the case that the subject country’s tax department is unable to pay the amounts receivable. As at December 31, 2010, the Company was owed amounts from the Mexican and Turkish governments as disclosed in note 6.

v. Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. At December 31, 2010, the Company had cash and cash equivalents and short-term investments of $188.2 million. The Company expects that planned construction and development projects at its current operations will be financed from existing cash balances and future operating cash flows. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

8. INVENTORY

	December 31,	December 31,
	2010	2009

	($000)	($000)

Precious metals dore and refined precious metals	5,201	3,565
In-process precious metals	10,469	7,191
Parts and supplies	9,555	9,270

	$25,225	$20,026

The amount of in-process inventory charged to operations as mining and processing costs during the year ended December 31, 2010 was $46,545,000 (December 31, 2009 – $47,682,000). The amount of inventory charged to operations as amortization in the year ended December 31, 2010 was $16,153,000 (December 31, 2009 – $18,703,000).

9. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003, the Company acquired a 100% interest in certain properties within the Salamandra group of concessions, in consideration for the payment of CDN$11,154,000. Certain concessions within the acquired properties are subject to a sliding scale net smelter royalty payable at a rate of 5% of the value of gold and silver production. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005. With the achievement of commercial production on April 1, 2006, production, to a maximum of two million ounces of gold from certain concessions, became subject to royalty. In addition to current mining operations focused on the Estrella Pit of the Mulatos mine, the Company is developing the Escondida zone and constructing a mill to process ore from this zone.

On January 6, 2010, the Company acquired 100% of the Aği Daği and Kirazli Projects through the purchase of three Turkish subsidiaries for consideration of $91,334,000,

including transaction costs, consisting of US$40 million cash and issuance of 4 million common shares. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi project.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated ten year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

Included in mineral property and mine development are the Turkish property development, Escondida development, Mulatos relocation and construction-in-progress costs totaling $159.0 million at December 31, 2010 (December 31, 2009: $17.4 million) which are not subject to amortization until such time as the related assets are used in operations.

	December 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
	($000)	($000)	($000)

Mineral property and mine development	224,454	(25,576)	198,878

Mining plant and equipment	154,072	(58,203)	95,869

Office and computer equipment	1,732	(860)	872
	$380,258	($84,639)	$295,619

	December 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
	($000)	($000)	($000)

Mineral property and mine development	80,931	(20,835)	60,096

Mining plant and equipment	133,666	(44,411)	89,255

Office and computer equipment	1,212	(616)	596
	$215,809	($65,862)	$149,947

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2010	2009

	($000)	($000)

Trade accounts payable and accrued liabilities	10,608	8,484
Royalties payable	3,070	2,695
Derivative liabilities (note 7(a))	715	-

	$14,393	$11,179

11. OTHER LIABILITIES

	December 31,	December 31,
	2010	2009

	($000)	($000)

Property acquisition obligations (a)	769	871
Employee future benefits (b)	336	258

	1,105	1,129
Less: current portion	(428)	(370)

	$677	$759

a) The Company is in the process of acquiring property adjacent to its present and prospective mining operations, including property comprising the town of Mulatos. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. The discounted value accretes to the full value of the expected future payments over the period of the payment obligation. At December 31, 2010 and 2009, the Company applied a discount rate of approximately 7.00% to expected future payments.

b) The Company accrues employee future benefits for all contract workers paid through its subsidiary employment services company. These benefits consist of a one-time payment equivalent to twelve days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with fifteen or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, minimum wage increases and expected salary levels are required and are subject to review and change.

12. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of asset retirement obligations is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2010	2009

	($000)	($000)

Obligations at beginning of year	5,432	3,780
Revisions in estimated cash flows and changes in assumptions	-	(1,182)
Liabilities incurred	1,900	2,551
Accretion of discounted cash flows	399	283

Obligations at end of year	$7,731	$5,432

The assumptions used in the determination of the asset retirement obligations are as follows as at:

	December 31,	December 31,
	2010	2009

Estimated cost ($000)	15,682	11,042
End of mine life	2020	2019
Discount rate	6.48% - 7.71%	6.48% - 7.71%

13. SHARE CAPITAL

a) Authorized share capital of the Company consists of unlimited common shares without par value.

	Number of Shares	Amount

		($000)

Outstanding at January 1, 2009	96,527,408	167,920
Share financing (b)	10,410,000	62,176
Exercise of stock options	2,912,700	15,812
Transfer of contributed surplus to share capital for stock options exercised	-	5,844

Outstanding at December 31, 2009	109,850,108	251,752
Acquisition of Turkish properties (note 4)	4,000,000	50,630
Exercise of stock options	2,489,900	17,637
Transfer of contributed surplus to share capital for stock options exercised	-	6,100

Outstanding at December 31, 2010	116,340,008	326,119

b) Share financing

On February 17, 2009, the Company completed a bought-deal financing whereby the Company issued a total of 10,410,000 common shares at a price of CDN$8.00 for gross proceeds of CDN$83,280,000. In conjunction with the financing, the underwriters received a cash commission of 5%. Net proceeds of the financing after underwriters’ commissions, legal fees, listing and other costs amounted to CAD$78,725,000 or $62,176,000.

c) Stock options

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, as amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, the shareholders of the Company approved an amendment to the Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Stock options granted to directors, officers and certain consultants are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The following is a reconciliation of the changes in the number of stock options outstanding for the year ended December 31, 2010.

		Weighted average
		exercise price
	Number	($CAD)

Outstanding at January 1, 2009	5,986,500	$6.36
Granted	2,515,000	9.24
Exercised	(2,912,700)	6.03
Forfeited	(77,000)	7.82

Outstanding at December 31, 2009	5,511,800	$7.82
Granted	4,021,000	14.72
Exercised	(2,489,900)	7.26
Forfeited	(128,200)	10.63

Outstanding at December 31, 2010	6,914,700	$11.98

During the year ended December 31, 2010, the Company granted a total of 4,021,000 incentive stock options to purchase common shares in the capital of the Company at exercise prices ranging from CAD$13.04 to CAD$17.28 per share. In the year ended December 31, 2009, the Company granted 2,515,000 incentive stock options at exercise prices ranging from CAD$7.37 to CAD$12.40 per share.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31,	December 31,
For options granted in the years ended	2010	2009

Risk-free rate	1.70%-3.02%	1.18%-1.79%
Expected dividend yield	Nil-0.43%	Nil
Expected stock price volatility	56%-68%	59%-64%
Expected option life, based on terms of the grants (months)	27-40	27-40

Weighted average per share fair value of options granted	$6.02	$3.20

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at December 31, 2010, 3,971,300 stock options were exercisable. The remaining 2,943,400 outstanding stock options vest over the next two years.

Stock options outstanding and exercisable as at December 31, 2010:

	Outstanding			Exercisable

Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)

$6.00 - $8.00	1,272,500	$7.10	1.51	1,160,500	$7.03
$8.01 - $10.00	1,765,000	9.52	2.59	1,417,000	9.49
$10.01 - $14.00	310,000	12.61	3.33	60,000	11.84
$14.01 - $15.00	3,452,200	14.80	3.99	1,310,800	14.82
$15.01 - $17.28	115,000	17.24	2.77	23,000	17.24

	6,914,700	$11.98	3.12	3,971,300	$10.61

14. INCOME TAXES

a) Recent tax changes

In the fourth quarter of 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

Effective January 1, 2008, the Company became subject to a Single Rate Tax Law enacted by the Mexican government on September 28, 2007. Under the Single Rate Tax Law, the Company’s Mexican operating subsidiaries are subject to a tax equivalent to 17.5% of the Company’s revenues less certain allowable deductions (as determined on a cash basis). The single rate tax is payable each year to the extent that it exceeds income tax otherwise payable pursuant to the pre-existing Mexican income tax laws. Any excess single rate tax paid cannot be credited against income taxes payable in future periods. For the years ended December 31, 2010 and 2009, the application of the single rate tax did not impact the Company’s tax expense.

b) Rate Reconciliation

The reconciliation of the expected tax expense at a combined statutory rate in Canada of 31% (2009 – 33.0%) and provision for income tax expense is:

	2010	2009

	($000)	($000)

Earnings before income taxes	93,525	78,245

Expected tax expense at statutory income tax rate	28,990	25,821
(Decrease)/increase resulting from:
Difference in foreign tax rates	(1,250)	(3,880)
Non-deductible stock-based compensation expense	4,120	1,930
Non-taxable gain (net)	(2,370)	(130)
Change in foreign exchange rates	1,170	396
Inflation net deductible losses	(830)	(1,530)
Increase (decrease) in Mexican future income tax rates	(50)	580
Valuation allowance	(1,940)	(904)

Income tax expense	27,840	22,283

c) Future tax reconciliation

The following information summarizes the principal temporary differences and the related future tax effect:

December 31, 2010	Canada	Mexico	Turkey	Total

	($000)	($000)	($000)	($000)
Future tax assets
Non-capital losses	5,700	-	480	6,180
Capital losses	3,000	-	-	3,000
Financing costs	550	-	-	550
Asset retirement obligations	-	2,200	-	2,200
Mineral property, plant and equipment	50	-	-	50
Other short-term	-	120	-	120
Valuation allowance	(9,300)	-	(480)	(9,780)

	-	2,320	-	2,320

Future tax liabilities
Inventory	-	(1,160)	-	(1,160)
Mineral property, plant and equipment	-	(27,094)	(16,850)	(43,944)

	-	(28,254)	(16,850)	(45,104)

Net future tax liabilities	-	(25,934)	(16,850)	(42,784)

December 31, 2009	Canada	Mexico	Total

	($000)	($000)	($000)
Future tax assets
Non-capital losses	5,510	187	5,697
Capital losses	2,918	-	2,918
Financing costs	760	-	760
Asset retirement obligations	-	1,567	1,567
Other short-term	-	78	78
Valuation allowance	(9,141)	(187)	(9,328)

	47	1,645	1,692

Future tax liabilities
Inventory	-	(632)	(632)
Mineral property, plant and equipment	(47)	(21,367)	(21,414)

	(47)	(21,999)	(22,046)

Net future tax liabilities	-	(20,354)	(20,354)

d) Loss Carry-forwards

Non-capital losses available in Canada to be utilized in subsequent years are approximately $23 million expiring between 2013 and 2029. Non-capital losses available in Turkey to be utilized in subsequent years are approximately $2.4 million expiring between 2013 and 2015.

15. OTHER GAIN

The other gain for the years ended December 31, 2010 and 2009 is comprised of the following:

	2010	2009

	($000)	($000)

Gain on settlement (note 5)	12,527	-
Loss on disposal of assets (a)	(1,598)	-
Gain on sale of securities	-	2,134
Other loss	(1,536)	338

	$9,393	$2,472

(a)	During the year ending December 31, 2010, the Company sold mining equipment with a net book value of $3.2 million to a contractor for proceeds of $2.3 million, of which $1.4 million has been collected at December 31, 2010. In addition, for the year ended December 31, 2010, the Company wrote-down $0.7 million of property, plant and equipment.

16. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico, and Turkey.

	December 31, 2010				December 31, 2009
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	177,608	117,901	110	295,619	149,767	-	180	149,947
Assets	323,489	125,532	79,362	528,383	272,058	-	88,224	360,282

Year ended	December 31, 2010				December 31, 2009
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	189,272	-	-	189,272	171,430	-	-	171,430
Earnings (loss)	75,662	(239)	(9,738)	65,685	62,967	-	(7,005)	55,962

17. MANAGEMENT OF CAPITAL

The Company defines capital that it manages as its shareholders equity. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2010, total managed capital was $459.0 million (December 31, 2009 – $320.2 million).

The Company’s capital structure reflects the requirements of a company focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements. During the second quarter of 2010, the Company paid an inaugural semi-annual dividend of three cents per share, and increased the dividend to three and a half cents per share payable in October. The Company will continue to re-evaluate its dividend policy on an ongoing basis.

There were no changes in the Company’s approach to managing capital during the year other than the dividend policy discussed above.

18. COMMITMENTS AND CONTINGENCIES

a) Escondida Development

During the third quarter of 2009, the Company signed a contract with an international mining contractor to pre-strip waste overburden lying above the Escondida zone. Work commenced in the third quarter of 2009 and is expected to be completed over approximately a two and a half year period, following which the Company will begin mining the underlying deposit. The total contract value is approximately $61.2 million and is conditional on the contractor achieving certain preset performance conditions. As at December 31, 2010, the Company has incurred approximately $26.6 million in project to date expenditures relating to this contract.

b) Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2010, the royalty was paid or accrued on approximately 657,000 ounces of applicable gold production. Royalty expense in 2010 was $9,090,000 compared to $8,641,000 in 2009.

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at December 31, 2010 as the project is not in production.

c) Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $6,498,000 in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $769,000 representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at December 31, 2010. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of $1,050,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2010. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

19. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements.